November 14, 2024

Bin Feng
Chief Executive Officer and Chairman of the Board
Unitrend Entertainment Group Ltd
Suite 1508, Tower B, Wentelai Center
1 Xidawang Road
Chaoyang District, Beijing 100026
People   s Republic of China

       Re: Unitrend Entertainment Group Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed November 1, 2024
           File No. 333-280248
Dear Bin Feng:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 1, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed November 1, 2024 Cover Page

1. We note the changes you made to your disclosure, including on the cover page, the prospectus summary and the risk factors on pages 29-30 and 32-39. It is unclear to us that there have been changes in the regulatory environment in the PRC since your registration statement that was filed on June 17, 2024, warranting revised disclosure that mitigates the challenges you face and related disclosures. The Sample Letters to
       China-Based Companies sought specific disclosure acknowledging that Chinese regulatory authorities could disallow the VIE structure, which would likely result in a material change in your operations and/or a material change in the value of the
 November 14, 2024
Page 2

       securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. The Sample Letters also sought specific disclosures relating to the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Last, we note that the Sample Letters sought specific disclosure relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We remind you that, pursuant to federal securities rules, the term
control    (including the
       terms    controlling,       controlled by,    and    under common
control with   ) as defined in
       Securities Act Rule 405 means    the possession, direct or indirect, of
the power
       to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. We do not believe that your revised disclosure conveys the same risks. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 17, 2024.
Dilution, page 57

2. Please explain to us why cash and cash equivalents in the "As adjusted" columns do not reflect net proceeds from the offering.
Exhibit Index, page II-6

3. We note your response to prior comment 2, but your revised exhibit 5.1 and 8.1 now do not provide a short-form opinion regarding the disclosure under the caption
       "Cayman Islands Taxation" that is included in your prospectus. Revise the exhibits to clearly state that the disclosure in the prospectus under "Cayman Islands Taxation" is the opinion of counsel. Given that the prospectus disclosure is the opinion of counsel, please also delete the disclosure in the registration statement stating that the discussion is a general summary of the present law. Refer to Staff Legal Bulletin 19.
        Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Zixuan Guo